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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DIME BANCORP, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00025429 Q1
         --------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------


                             SCOTT A. ARENARE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 WITH A COPY TO:
--------------------------------------------------------------------------------
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                  JUNE 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                             following box: |_|.

                                Page 1 of 8 Pages

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


                                  SCHEDULE 13D
-----------------------------                           ------------------------
|  CUSIP No. 00025429 Q1    |                           |   Page 2 of 8 Pages  |
|                           |                           |                      |
-----------------------------                           ------------------------

--------------------------------------------------------------------------------
|  1  |       NAME OF REPORTING PERSON                                         |
|     |       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                      |
|     |                                                                        |
|     |             WARBURG, PINCUS EQUITY PARTNERS, L.P.                      |
|     |             I.R.S. IDENTIFICATION NO.  13-3986317                      |
|-----|------------------------------------------------------------------------|
|  2  |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |X|   |
|     |                                                             (b)  |_|   |
|-----|------------------------------------------------------------------------|
|  3  |       SEC USE ONLY                                               |_|   |
|-----|------------------------------------------------------------------------|
|  4  |       SOURCE OF FUNDS                                                  |
|     |              WC                                                        |
|-----|------------------------------------------------------------------------|
|  5  |       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |
|     |       PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|   |
|-----|------------------------------------------------------------------------|
|  6  |       CITIZENSHIP OR PLACE ORGANIZATION                                |
|     |             DELAWARE                                                   |
|------------------------------------------------------------------------------|
|             | 7  |                                                           |
| NUMBER OF   |    | SOLE VOTING POWER                                         |
|             |    |     27,215,328*                                           |
|  SHARES     |----|-----------------------------------------------------------|
|             | 8  |                                                           |
|BENEFICIALLY |    | SHARED VOTING POWER                                       |
|             |    |      -0-                                                  |
| OWNED BY    |----|-----------------------------------------------------------|
|             | 9  |                                                           |
|   EACH      |    | SOLE DISPOSITIVE POWER                                    |
|             |    |       27,215,328*                                         |
| REPORTING   |----|-----------------------------------------------------------|
|             | 10 |                                                           |
|PERSON WITH  |    | SHARED DISPOSITIVE POWER                                  |
|             |    |      -0-                                                  |
|-------------|----------------------------------------------------------------|
|    11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   |
|             |           27,215,328*                                          |
|-------------|----------------------------------------------------------------|
|    12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |
|             | SHARES                                                   |_|   |
|-------------|----------------------------------------------------------------|
|    13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             |
|             |      19.9%*                                                    |
|-------------|----------------------------------------------------------------|
|    14       | TYPE OF REPORTING PERSON                                       |
|             |      PN                                                        |
--------------------------------------------------------------------------------
 ----------------------------
 * Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
 * Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

                                  SCHEDULE 13D
-----------------------------                            -----------------------
|   CUSIP No. 00025429 Q1   |                            |  Page 3 of 8 Pages  |
|                           |                            |                     |
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
|  1  |       NAME OF REPORTING PERSON                                         |
|     |        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                     |
|     |                                                                        |
|     |             WARBURG, PINCUS & Co.                                      |
|     |             I.R.S. IDENTIFICATION NO.  13-6358475                      |
|-----|------------------------------------------------------------------------|
|  2  |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |X|   |
|     |                                                             (b)  |_|   |
|-----|------------------------------------------------------------------------|
|  3  |       SEC USE ONLY                                               |_|   |
|-----|------------------------------------------------------------------------|
|  4  |       SOURCE OF FUNDS                                                  |
|     |                                WC                                      |
|-----|------------------------------------------------------------------------|
|  5  |       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |
|     |       PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|   |
|-----|------------------------------------------------------------------------|
|  6  |       CITIZENSHIP OR PLACE ORGANIZATION                                |
|     |             NEW YORK                                                   |
|------------------------------------------------------------------------------|
|             | 7  |                                                           |
|             |    | SOLE VOTING POWER                                         |
| NUMBER OF   |    |       27,215,328*                                         |
|             |----|-----------------------------------------------------------|
|  SHARES     | 8  |                                                           |
|             |    | SHARED VOTING POWER                                       |
|BENEFICIALLY |    |       -0-                                                 |
|             |----|-----------------------------------------------------------|
| OWNED BY    | 9  |                                                           |
|             |    | SOLE DISPOSITIVE POWER                                    |
|   EACH      |    |       27,215,328*                                         |
|             |----|-----------------------------------------------------------|
| REPORTING   | 10 |                                                           |
|             |    | SHARED DISPOSITIVE POWER                                  |
|PERSON WITH  |    |       -0-                                                 |
|-------------|----------------------------------------------------------------|
|    11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   |
|             |             27,215,328*                                        |
|-------------|----------------------------------------------------------------|
|    12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |
|             | SHARES                                                   |_|   |
|-------------|----------------------------------------------------------------|
|    13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             |
|             |       19.9%*                                                   |
|-------------|----------------------------------------------------------------|
|    14       | TYPE OF REPORTING PERSON                                       |
|             |                        PN                                      |
--------------------------------------------------------------------------------
 ----------------------------
 * Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
 * Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

                                  SCHEDULE 13D
-----------------------------                            -----------------------
|  CUSIP No. 00025429 Q1    |                            |  Page 4 of 8 Pages  |
|                           |                            |                     |
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
|  1          NAME OF REPORTING PERSON                                         |
|             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                      |
|                                                                              |
|                   WARBURG PINCUS LLC (f/k/a E.M. Warburg, Pincus & Co., LLC) |
|                   I.R.S. IDENTIFICATION NO.  13-3536050                      |
|------------------------------------------------------------------------------|
|  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|  |
|                                                                    (b)  |_|  |
|------------------------------------------------------------------------------|
|  3          SEC USE ONLY                                                |_|  |
|------------------------------------------------------------------------------|
|  4          SOURCE OF FUNDS                                                  |
|                   WC                                                         |
|------------------------------------------------------------------------------|
|  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |
|             PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|  |
|------------------------------------------------------------------------------|
|  6          CITIZENSHIP OR PLACE ORGANIZATION                                |
|                   NEW YORK                                                   |
|------------------------------------------------------------------------------|
|             | 7  |                                                           |
|             |    | SOLE VOTING POWER                                         |
| NUMBER OF   |    |       27,215,328*                                         |
|             |----|-----------------------------------------------------------|
|  SHARES     | 8  |                                                           |
|             |    | SHARED VOTING POWER                                       |
|BENEFICIALLY |    |       -0-                                                 |
|             |----|-----------------------------------------------------------|
| OWNED BY    | 9  |                                                           |
|             |    | SOLE DISPOSITIVE POWER                                    |
|   EACH      |    |       27,215,328*                                         |
|             |----|-----------------------------------------------------------|
| REPORTING   | 10 |                                                           |
|             |    | SHARED DISPOSITIVE POWER                                  |
|PERSON WITH  |    |       -0-                                                 |
|-------------|----------------------------------------------------------------|
|    11       | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   |
|             |            27,215,328*                                         |
|-------------|----------------------------------------------------------------|
|    12       | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |
|             | SHARES                                                    |_|  |
|-------------|----------------------------------------------------------------|
|    13       | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             |
|             |       19.9%*                                                   |
|-------------|----------------------------------------------------------------|
|    14       | TYPE OF REPORTING PERSON                                       |
|             |       OO                                                       |
-------------------------------------------------------------------------------|
 ----------------------------
 *Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
 *Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

        This Amendment No. 2 amends the Schedule 13D originally filed on July 13, 2000, and amended October 6, 2000 by Amendment No. 1 to Schedule 13D filed on October 6, 2000, (the "Schedule 13D") on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company (formerly known as E. M. Warburg, Pincus & Co., LLC) ("EMW" and, together with WPEP and WP, the "Reporting Entities") and relates to the common shares, par value $0.01, of Dime Bancorp, Inc., a Delaware corporation (the "Company"). Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the
Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

            Item 4 of the Schedule 13D is hereby amended by inserting prior to the last paragraph as follows:

            On June 25, 2001, the Company and Washington Mutual, Inc. ("Washington Mutual") announced that they had entered into an Agreement and Plan of Merger, dated as of June 25, 2001 (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge into Washington Mutual, with Washington Mutual as the surviving corporation. On the same date, the Investors entered into a Warrant Purchase and Voting Agreement, dated as of June 25, 2001, with Washington Mutual (the "Warrant Purchase Agreement"), and a Side Letter Agreement, dated as of June 25, 2001, with the Company (the "Side Letter"). Under the Warrant Purchase Agreement, Washington Mutual will purchase the Series C Warrants and the Series D Warrants from the Investors under the terms set forth therein. Under the terms of the Side Letter, the Investors agreed not to take certain actions with respect to the Series C Warrants and Series D Warrants under the conditions set forth therein. The terms of the Merger Agreement, the Warrant Purchase Agreement and the Side Letter are hereby incorporated by reference herein.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ----------------------------------

            Item 7 of the Schedule 13D is hereby amended by inserting the following language to the end of the list of exhibits:

     3. Agreement and Plan of Merger, dated as of June 25, 2001, between Washington Mutual, Inc. and Dime Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of Dime Bancorp, Inc.'s Current Report on Form 8-K filed June 26, 2001, SEC file no. 001-13094)

     4. Warrant Purchase and Voting Agreement, dated as of June 25, 2001, between Washington, Mutual, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to
         Exhibit 99.1 of Dime Bancorp, Inc.'s Current Report on Form 8-K filed June 26, 2001, SEC file no. 001-13094)

     5. Side Letter Agreement, dated as of June 25, 2001, among Dime Bancorp, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 99.2 of Dime Bancorp, Inc.'s Current Report on Form 8-K filed June 26, 2001, SEC file no. 001-13094)

     6. Power of Attorney, dated January 1, 2001, designating Scott A. Arenare as Attorney-in-Fact of WP.

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:  June 29, 2001



                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Attorney-in-Fact


                              WARBURG, PINCUS & CO.

                              By: /s/ Scott A. Arenare
                                  --------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Attorney-in-Fact


                              WARBURG PINCUS LLC

                              By: /s/ Scott A. Arenare
                                  --------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Vice President and General Counsel

                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS I, C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------
                                     Name:  Scott A. Arenare
                                     Title: Attorney-in-Fact




                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS II, C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Attorney-in-Fact


                              WARBURG, PINCUS NETHERLANDS EQUITY
                              PARTNERS III, C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Scott A. Arenare
                                      ----------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Attorney-in-Fact